UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-19797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc.

550 Bowie St.

Austin, Texas 78703

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market Growing Your Future 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee

Whole Foods Market Growing Your

Future 401(k) Plan

Austin, Texas

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2010 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Padgett, Stratemann & Co., L.L.P.
San Antonio, Texas
May 31, 2011

Whole Foods Market Growing Your Future 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets

Investments – at fair value	$359,262,321	$266,402,108

Receivables:
Employer contributions	4,744,016	4,190,796
Loans to participants	15,380,666	11,436,683
Other	138,293	8,417

Total receivables	20,262,975	15,635,896

Total assets	379,525,296	282,038,004

Liabilities

Benefit claims payable	162,087	6,222
Excess contributions payable	—	90,749
Securities purchase pending	267,503	—
Expenses payable	8,414	7,493

Total liabilities	438,004	104,464

Net assets reflecting all investments at fair value	379,087,292	281,933,540

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(184,801)	395,016

Net assets available for benefits	$378,902,491	$282,328,556

Notes to financial statements form an integral part of this statement.

Whole Foods Market Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets attributed to:
Contributions:
Employee	$55,812,631
Employer	4,757,771
Rollovers	2,922,974

Total contributions	63,493,376

Investment income:
Net appreciation in fair value of investments	52,856,004
Dividends and interest	7,298,134

Total investment income	60,154,138

Total additions	123,647,514

Deductions from net assets attributed to:
Benefits paid to participants	24,629,350
Administrative expenses	2,444,229

Total deductions	27,073,579

Net increase	96,573,935

Net assets available for benefits at beginning of year	282,328,556

Net assets available for benefits at end of year	$378,902,491

Notes to financial statements form an integral part of this statement.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1.	Description of Plan

The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company”) for the benefit of certain employees who have completed one hour of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year participants may contribute up to 100% of pretax compensation, as defined in the Plan, up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning January 1, 2007, the Plan was amended to begin automatically enrolling eligible employees, at 3% of annual compensation, who do not decline participation or enroll 180 days after becoming eligible. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan allows a Company matching contribution, as determined by the Board of Directors. In 2010, the Company made a matching contribution commitment to each eligible participant equal to 16.147% of the first $1,000 of employee contributions, which was paid in 2011 and is recorded as a receivable at December 31, 2010. In 2009, the Company made a matching contribution commitment to each eligible participant equal to 15.250% of the first $1,000 of employee contributions, which was paid in 2010. The Company’s matching contribution may be made in the form of the Company’s common stock or in cash. Contributions are subject to certain limitations.

The 2010 matching contribution, which was paid in 2011, was made in cash and was invested according to the participants’ current investment selections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1.	Description of Plan (continued)

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years, except for any loan used to acquire a principal residence for the participant, which can range from 6 to 15 years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan administrator. Principal and interest are paid through monthly payroll deductions. Participants may have only one outstanding loan at a time.

Payment of Benefits

On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Any balance under $1,000 is automatically paid out as soon as administratively possible. Hardship withdrawals are also available subject to certain limitations.

Expenses of the Plan

Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets.

2.	Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Estimates (continued)

investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies (mutual funds) and investments made through self-directed brokerage accounts are reported at fair value based on the quoted market price of the fund or underlying investment, which represents the net asset value of the shares held by the fund at year-end. The guaranteed investment account is a separate account consisting of primarily fixed-income investments wrapped with insurance contracts. The fixed-income investments are valued at their net asset value and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when payable.

Recent Accounting Pronouncements

Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the Company adopted Accounting Standards Codification (“ASC”), Plan Accounting – Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

plan investments and measured at their unpaid principal balance plus any accrued, but unpaid interest. This amendment was effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $11,436,683 from investments to loans to participants as of December 31, 2009. There was no impact to the net assets as of December 31, 2009, as a result of the adoption.

3.	Investments

The following table presents the fair value of single investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, which are separately identified with an asterisk (*):

	December 31,
Description of Investment	2010		2009

Whole Foods Market Stock Fund	$50,921,619	*	$28,234,642	*
Fidelity Managed Income Portfolio Fund	22,728,105	*	21,242,932	*
Vanguard Institutional Index Fund	22,699,811	*	18,873,076	*
PIMCO Total Return Fund	22,239,043	*	20,214,104	*
Fidelity Freedom 2045 Fund	21,175,145	*	14,077,935	*
Fidelity Freedom 2050 Fund	20,921,595	*	12,954,760
Fidelity Capital Appreciation Fund	17,560,852		14,121,922	*

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

3.	Investments

During 2010, the Plan’s investments appreciated in fair value by $52,856,004 as follows:

Mutual funds and other	$29,920,192
Whole Foods Market Stock Fund	22,935,812

$52,856,004

4.	Fair Value Measurements

The Financial Accounting Standards Board’s (“FASB”) ASC, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB’s ASC, Fair Value Measurements and Disclosures, are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

4.	Fair Value Measurements (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s investments, measured at fair value by the three levels described on the previous page, are as follows:

	Total Fair Value Measurement at December 31, 2010	Level 1	Level 2	Level 3
Assets:
Mutual funds	$282,613,126	$282,613,126	$—	$—
Fidelity BrokerageLink self-directed brokerage fund	2,999,471	2,999,471	—	—
Fidelity Managed Income Portfolio Fund	22,728,105	—	22,728,105	—
Whole Foods Market Stock Fund	50,921,619	50,921,619	—	—

	$359,262,321	$336,534,216	$22,728,105	$—

	Total Fair Value Measurement at December 31, 2009	Level 1	Level 2	Level 3
Assets:
Mutual funds	$214,941,712	$214,941,712	$—	$—
Fidelity BrokerageLink self-directed brokerage fund	1,982,822	1,982,822	—	—
Fidelity Managed Income Portfolio Fund	21,242,932	—	21,242,932	—
Whole Foods Market Stock Fund	28,234,642	28,234,642	—	—

	$266,402,108	$245,159,176	$21,242,932	$—

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

4.	Fair Value Measurements (continued)

Mutual Funds

These investments are investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Fidelity Brokerage Link Self-Directed Brokerage Fund

The underlying investments, which consist primarily of interest-bearing cash accounts and individual corporate common stocks, are valued at the closing price reported on the open market and are classified within Level 1 of the valuation hierarchy.

Fidelity Managed Income Portfolio Fund

This consists primarily of fixed income investments wrapped with insurance contracts and is valued using NAV, provided by the administrator of the fund. The fixed income investments are valued at their net asset value, and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model, with inputs derived from observable market data. This fund is classified within Level 2 of the valuation hierarchy.

Whole Foods Market Stock Fund

Whole Foods Market Stock Fund is a fund that pools participants’ money to buy shares of common stock of Whole Foods Market, Inc.; as well as a targeted amount of short-term liquid investments for daily trading. Participants’ ownership is measured in units of the fund instead of shares of stock. Whole Foods Market, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term liquid investments are valued at cost, which approximates fair value. The fund is classified within Level 1 of the valuation hierarchy.

5.	Guaranteed Investment Account

The Plan offers as an investment option a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

5.	Guaranteed Investment Account (continued)

As described in note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield and crediting interest rates were approximately 1.44% for 2010 and 1.20% for 2009. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management and other services amounted to $2,444,229 for the year ended December 31, 2010.

7.	Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

8.	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated March 30, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$378,902,491	$282,328,556

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	184,801	(395,016)

Net assets available for benefits per Form 5500	$379,087,292	$281,933,540

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

10.	Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2010 to Form 5500:

Net increase in net assets available for benefits per financial statements	$96,573,935
Plus:
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	395,016
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	184,801

Net income per Form 5500	$97,153,752

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2010

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value

	Whole Foods Market, Inc.*	Whole Foods Market Stock Fund	$50,921,619

	Fidelity*	Managed Income Portfolio Fund	22,728,105

	PIMCO	Total Return Fund	22,239,043

	Vanguard	Institutional Index Fund	22,699,811

	Fidelity*	Capital Appreciation Fund	17,560,852

	Fidelity*	Freedom 2045 Fund	21,175,145

	Fidelity*	Diversified International Fund	15,471,325

	Fidelity*	Freedom 2050 Fund	20,921,595

	Fidelity*	Freedom 2030 Fund	17,609,381

	Fidelity*	Freedom 2040 Fund	18,038,414

	Fidelity*	Contrafund	16,139,104

	Vanguard	Explorer Fund Admiral Shares Fund	14,626,501

	Fidelity*	Freedom 2020 Fund	14,068,082

	Fidelity*	Freedom 2035 Fund	14,341,638

*	Party-in-interest

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2010

(Continued)

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value

	Fidelity*	Freedom 2025 Fund	$12,427,744

	Fidelity*	Capital and Income Fund	9,296,039

	T. Rowe Price	Equity Income Fund	8,119,187

	Fidelity*	Freedom 2010 Fund	7,118,653

	Winslow	Green Growth Institutional Fund	6,652,177

	Fidelity*	Freedom 2015 Fund	6,341,731

	American Funds	New Perspective Fund Class R5	5,553,511

	Spartan	Extended Market Index	5,252,049

	American Beacon	Small Cap Value Fund	4,291,220

	Fidelity*	Brokerage Link Fund	2,999,471

	Fidelity*	Freedom Income Fund	1,296,634

	Fidelity*	Freedom 2005 Fund	779,768

	Vanguard	Inflation-Protected Securities Fund	530,661

	Fidelity*	Retirement Government Money Market Fund	62,861

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 22, 2011	By:	/s/ Mark Ehrnstein
Mark Ehrnstein
Global Vice President – Team Member Services
Whole Foods Market, Inc.